SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

(FILE NO. 812-15143)

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA TIAA SEPARATE ACCOUNT VA-3

730 Third Avenue

New York, New York 10017

Questions, Communications, Notice and Order to:

Aneal Krishnamurthy

Senior Director and Associate General Counsel

Teachers Insurance and Annuity Association of America

8500 Andrew Carnegie Boulevard

Charlotte, NC 28262

Dated: February 26, 2021

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
)
)
)
Teachers Insurance and Annuity Association	)
of America	)	APPLICATION FOR
TIAA Separate Account VA-3)		AN ORDER OF APPROVAL
	)	PURSUANT TO SECTION 26(c) OF THE
	)	INVESTMENT COMPANY ACT OF 1940
730 Third Avenue	)
New York, New York 10017)
)
)

I.	INTRODUCTION

Teachers Insurance and Annuity Association of America (the “Insurance Company” or “TIAA”) and TIAA Separate Account VA-3 (the “Separate Account”) (collectively, the “Applicants”) hereby submit this Application for an order from the Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Section 26(c) of the Investment Company Act of 1940 (the “1940 Act”).

The Applicants seek an order from the Commission permitting the substitution of securities issued by a registered investment company currently held by the Separate Account, which is among those that support the Separate Account’s variable annuity contracts (the “Contracts”) that are issued by the Insurance Company (the “Substitution”). Specifically, the Applicants propose to replace shares of the Vanguard 500 Index Fund (“Original Fund”)1 with shares of Vanguard Institutional Index Fund (“Replacement Fund”)2.

The Applicants are seeking the Substitution because the Original Fund, though it provides a relatively low cost “Admiral” share class, does not have an institutional share class which TIAA’s clients are demanding. The Substitution will provide an opportunity to meet client demand by providing a comparable funding option, the Replacement Fund, which has the least expensive (“Institutional Plus”) share class available on the Vanguard platform. As discussed further in this Application, the Original Fund and the Replacement Fund are substantially similar funds, with identical or substantially identical advisors, portfolio managers, investment objectives, principal investment strategies, principal risks, and performance histories, with the Replacement Fund having a lower expense ratio.

II.	GENERAL DESCRIPTION OF THE APPLICANTS, THE CONTRACTS AND THE VANGUARD INSTITUTIONAL INDEX FUND

A.	The Insurance Company

The Insurance Company is a stock life insurance company, organized under the laws of New York, with headquarters located at 730 Third Avenue, New York, New York 10017-3206. It was founded on

[1]	https://www.sec.gov/Archives/edgar/data/36405/000168386320005982/f4379d1.htm (File Number 811-02652).
[2]	https://www.sec.gov/Archives/edgar/data/862084/000168386320005829/f4325d1.htm (File Number 811-06093).

March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching. All of the stock of the Insurance Company is held by the TIAA Board of Overseers, a nonprofit New York membership corporation whose main purpose is to hold the Insurance Company’s stock. The Insurance Company offers traditional annuities, which guarantee principal and a specified interest rate (while providing the opportunity for additional amounts), and variable annuities.

The Insurance Company is the depositor of the Separate Account.

B.	The Separate Account and the Contracts

The Separate Account is a segregated asset account of the Insurance Company and is registered with the SEC under the 1940 Act as a unit investment trust. As a unit investment trust, the Separate Account invests in the shares of underlying mutual funds. The Separate Account is segmented into subaccounts, and each subaccount invests in a single underlying mutual fund, such as the Original Fund.

The Separate Account is used by the Insurance Company to issue variable annuity contracts of the Insurance Company (together, the “Contracts”). Interests under the Contracts are registered under the Securities Act of 1933, as amended (the “Securities Act”). The Separate Account meets the definition of “separate account” contained in Section 2(a)(37) of the 1940 Act and Rule 0-1(e) thereunder.

The assets of the Separate Account are held in the Insurance Company’s name on behalf of the Separate Account and legally belong to the Insurance Company. Under New York law, the assets of the Separate Account may not be charged with liabilities arising out of other business activities of the Insurance Company. All income, investment gains and investment losses, realized or unrealized, are credited to or charged against the Separate Account’s respective Contracts without regard for income, investment gains and investment losses of the Insurance Company. The Insurance Company is obligated to pay all benefits and make all payments under the Contracts.

The Insurance Company established the Separate Account as of May 17, 2006 as a separate investment account of the Insurance Company under New York law, by resolution of TIAA’s Board of Trustees. The Separate Account is designed to fund individual and group variable contracts in retirement plans with a two-tier structure: 1) an annuity “wrapper” and 2) underlying mutual funds as investment options. As part of the Insurance Company, the separate account also is subject to regulation by the New York State Department of Financial Services (“NYSDFS”) and the insurance departments of certain other jurisdictions in which the contracts are offered.

The Separate Account offers both proprietary and non-proprietary funds. The Separate Account offers four pricing tiers or levels to its participants that are differentiated by the account administrative expense as well as the sub-accounts which may be offered. Each pricing tier or level has its own prospectus. There is not a difference in the availability of the Original Fund to Contract Owners in different tiers.

The Separate Account is designed to fund individual and group variable accumulation and payout annuity contracts. Such contracts are designed to fund tax qualified pension plans under the Internal Revenue Code.

The 1940 Act registration statements for the Separate Account and the 1933 Act registration statements for the interests under the Contracts are identified below. Pursuant to Rule 0-4 under the 1940 Act, the registration statements are incorporated by reference herein to the extent necessary to support and supplement the descriptions and representations set forth in this Application. The registration statements are all currently effective and are updated annually.

Separate Account/Contract	1940 Act File No.	1933 Act File No.
TIAA Separate Account VA-3 / TIAA Access	811-21907	333-134820

Each underlying mutual fund has its own distinct investment objectives and policies. A contract owner or participant in a group contract (each, a “Contract Owner”) allocates some or all his or her Contract value to one or more of the investment options available in the Separate Account, and income, gains and losses, realized or unrealized, of the portfolio are credited to or charged against the corresponding investment option of the Separate Account without regard to any other income, gains or losses of the Insurance Company.

The policy form3 and prospectus4 for the Contracts contains a provision reserving the Insurance Company’s right to substitute another eligible investment option for any one of the portfolios available under the Contract.

Each Contract permits a Contract Owner to transfer the Contract value from one sub-account to another sub-account available under the Contract at any time, subject to certain restrictions and charges described in the prospectuses for the Contracts.5 None of the Contract restrictions, limitations or transfer fees will apply in connection with the Substitution.

C.	The Original Fund and Replacement Fund

The Separate Account proposes to offer the Institutional Plus share class for the Replacement Fund under the Contracts. The services offered by the Admiral class of shares in the Original Fund and the Institutional Plus class of shares in the Replacement Fund do not differ.

[3]

See https://www.sec.gov/Archives/edgar/data/1364783/000119312508088030/dex994a1.htm (Part K, Section 69) (“We may, as permitted by applicable law, combine or delete Investment Accounts. We may add other Investment Accounts with the consent of your employer under your employer plan. We may also, as permitted by applicable law and the New York Insurance Department, change or substitute the fund(s) whose shares are held by the Investment Accounts.”).

[4]

See https://www.sec.gov/Archives/edgar/data/1364783/000168386320005582/f3159d1.htm (Page 19) (“The separate account currently consists of several investment accounts. We may, subject to any applicable law, make certain changes to the separate account and investment accounts offered in your contract. We may offer new investment accounts or stop offering existing investment accounts subject to the requirements of applicable law and your employer’s plan. New investment accounts may be made available to existing contract owners and investment accounts may be closed to new or subsequent premium payments, transfers or allocations. In addition, we may also liquidate the shares held by any investment account, substitute the shares of one fund held by an investment account for another and/or merge investment accounts or cooperate in a merger of funds, including transferring contract values out of merging investment accounts into acquiring investment accounts. A substituted fund may have different fees and expenses. To the extent required by applicable law, we may be required to obtain approval from the SEC, your employer or you. In the event that a fund or investment account is no longer available, amounts invested in such investment account may be moved to the investment account designated by your employer under the terms of your employer’s plan. You may be given the opportunity, under the terms of your employer’s plan, to instruct us as to where to invest your assets.”).

[5]	The contract includes the following restrictions:

“Restrictions on transfers. To the extent permitted by applicable law, we may reject, limit, defer or impose other conditions on transfers into or out of an Investment Account in order to curb frequent transfer activity to the extent that comparable limitations are imposed on the purchase, redemption or exchange of shares of any of the funds held by an Investment Account. In accordance with applicable law, we may terminate the transfer feature of the contract at any time.

A fund in which an Investment Account invests may impose a redemption charge on its assets that are redeemed out of the fund in connection with a transfer. The fund determines the amount of the redemption charge and the charge is retained by or paid to the fund and not by or to TIAA. The redemption charge may affect the number and value of accumulation units transferred out of the Investment Account that invests in that fund and, therefore, may affect the Investment Account accumulation.”

The Vanguard Group, Inc., P.O. Box 2600, Valley Forge, PA 19482, which began operations in 1975, serves as advisor to both the Original Fund and Replacement Fund through its Equity Index Group. Neither the Original Fund nor the Replacement Fund has any sub-advisors. As of December 31, 2019, Vanguard served as advisor for approximately $5 trillion in assets. Vanguard provides investment advisory services to the Original Fund and Replacement Fund pursuant to each fund’s Service Agreement and subject to the supervision and oversight of the trustees and officers of each fund.

Original Fund	1940 Act File No.	1933 Act File No.
Vanguard 500 Index Fund	811-02652	2-56846

Replacement Fund	1940 Act File No.	1933 Act File No.
Vanguard Institutional Index Fund	811-06093	33-34494

III.	THE PROPOSED SUBSTITUTION

A.	Summary of the Proposed Substitution

Subject to the approval of the Commission under Section 26 of the 1940 Act, Applicants propose to replace shares of the Original Fund in the Separate Account with shares of the Replacement Fund. The Applicants have analyzed the proposed Substitution and have determined that the Original Fund and the Replacement Fund are substantially similar funds, with identical or substantially identical advisors, portfolio managers, investment objectives, principal investment strategies, principal risks, and performance histories, with the Replacement Fund having a lower expense ratio. As such, the Applicants believe that the essential objectives and risk expectations of those Contract Owners with interests in the sub-account of the Original Fund will continue to be met after the Substitution.

B.	Reasons and Support for Substitution

The Applicants are seeking the Substitution because the Original Fund, though it provides a relatively low cost “Admiral” share class, does not have an institutional share class which TIAA’s clients are demanding. The Substitution will provide an opportunity to meet client demand by providing a comparable funding option, the Replacement Fund, which has the least expensive (Institutional Plus) share class available on the Vanguard platform.

For the reasons described below, Applicants contend that the Substitution meets the standards set forth in Section 26(c) of the Act. As discussed below in “Comparison of Investment Objectives, Strategies, Principal Risks and Past Performance,” the Applicants have determined that the objectives and strategies of the Replacement Fund are substantially similar (indeed, substantially identical) to the objectives and strategies of the Original Fund and that the essential objectives and risk expectations of the Separate Account Contract Owners that invested in the Original Fund will continue to be met after the Substitution. At the same time, the Contract Owners will continue to be able to select among different investment options, with a full range of investment objectives, investment strategies and managers. Sixty-four (64) investment options will be offered under the Contracts after the Substitution.

The Substitution will not result in an increase in contract fees and expenses, including mortality and expense risk fees and administration fees charged by the Separate Account. The total annual expenses of the Replacement Fund (.02%) are less than those of the Original Fund (.04%). As such, the Substitution of the Replacement Fund in place of the Original Fund will result in a decreased net expense ratio.

The Applicants considered the performance history of the Original Fund and the Replacement Fund and determined that no Contract Owner would be materially adversely affected by the Substitution as the result of variance in the funds’ performance records, although future performance cannot be predicted.

The proposed Substitution involves replacing shares of the Original Fund with shares of the Replacement Fund based on the relative net asset value of the applicable investment option on the date of Substitution. The Substitution is designed to provide Contract Owners with the ability to continue their investment in an investment option similar to the option in which they originally invested without interruption and at no additional cost to them. In this regard, the Insurance Company has agreed to bear all expenses incurred in connection with the Substitution and related filings and notices, including legal, accounting, brokerage and other fees and expenses. The Contract values of the Contract Owners impacted by the Substitution will not change on the date of the Substitution as a result of the Replacement Fund replacing the Original Fund. The proposed Substitution will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the proposed Substitution than before the proposed Substitution.

The Replacement Fund is advised by a registered investment advisor that is not an affiliate of the Applicants. The proposed Substitution of the Original Fund with the Replacement Fund is not motivated by any financial consideration paid or to be paid to the Insurance Company or its affiliates by the Replacement Fund, its investment advisor or underwriter, or their affiliates. After the Substitution, the Insurance Company will not receive compensation from Rule 12b-1 fees from the Replacement Fund. The Insurance Company also will not receive revenue sharing fees from the Replacement Fund. The Insurance Company will not receive, for three years from the date of the Substitution, any direct or indirect benefits from the Replacement Fund, advisors, their underwriters or their respective affiliates in connection with the assets attributable to the Contracts affected by the Substitution at a higher rate than it had received from the Original Fund, advisors, underwriters or their respective affiliates, including, without limitation, 12b-1 distribution, shareholder service, administrative or other service fees, revenue sharing or other arrangements.

C.	Comparison of Investment Objectives, Strategies, Principal Risks and Past Performance

Following is a description and comparison of the relevant attributes of the Original Fund and the Replacement Fund, including each fund’s assets, comparative performance history and comparative fund expenses, as described in the applicable fund’s prospectus and/or statement of additional information. As reflected in the comparison below, the Original Fund and the Replacement Fund are substantially similar funds, with identical or substantially identical advisors, portfolio managers, investment objectives, principal investment strategies, principal risks, and performance histories, with the Replacement Fund having a lower expense ratio.

1.	Advisor.

Replacement Fund: The Vanguard Group, Inc.

Original Fund: The Vanguard Group, Inc.

2.	Portfolio Managers.

Replacement Fund:

Donald M. Butler, CFA, Principal at Vanguard, has managed the Replacement Fund since 2000 (co-managed since 2016). Michelle Louie, CFA, Portfolio Manager at Vanguard, has co-managed the Replacement Fund since 2017.

Original Fund:

Donald M. Butler, CFA, Principal at Vanguard, has co-managed the Original Fund since 2016. Michelle Louie, CFA, Portfolio Manager at Vanguard, has co-managed the Original Fund since 2017.

3.	Investment Objectives.

Replacement Fund: The Replacement Fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks.

Original Fund: The Original Fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks.

4.	Principal Investment Strategy.

Replacement Fund: The Replacement Fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. Specifically, the Replacement Fund employs an indexing investment approach designed to track the performance of the S&P 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. The Replacement Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

The Replacement Fund attempts to track the investment performance of the S&P 500 Index, a float-adjusted, market- capitalization-weighted index designed to measure the performance of large-cap stocks in the United States. The Replacement Fund uses the replication method of indexing, meaning that it seeks to invest all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the Index. The index is made up of approximately 500 top companies in leading industries of the U.S. economy, as determined by the index sponsor. Each stock in the index has a market capitalization of $4.6 billion or greater. The index is rebalanced on a quarterly basis.

Under normal circumstances, the Replacement Fund will invest at least 80% of its assets in the stocks that make up its target index. The Replacement Fund may change its 80% policy only upon 60 days’ notice to shareholders.

Original Fund: The Original Fund employs an indexing investment approach designed to track the performance of the Standard & Poor‘s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. The Original Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the index.

Under normal circumstances, the Original Fund will invest at least 80% of its assets in the stocks that make up its target index. The Original Fund may change its 80% policy only upon 60 days’ notice to shareholders.

5.	Principal Risks.

Replacement Fund:

An investment in the Replacement Fund could lose money over short or long periods of time. The Replacement Fund’s share price and total return could fluctuate within a wide range. The Replacement Fund is subject to the following risks, which could affect its performance:

Stock market risk – Overall stock prices could decline. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. The Replacement Fund’s target index tracks a subset of the U.S. stock market, which could cause the Replacement Fund to perform differently from the overall stock market. In addition, the Replacement Fund’s target index may, at times, become focused in stocks of a particular market sector, which would subject the Replacement Fund to proportionately higher exposure to the risks of that sector.

Investment style risk – Returns from large-capitalization stocks could trail returns from the overall stock market. Large-cap stocks tend to go through cycles of doing better - or worse - than other segments of the stock market or the stock market in general. These periods have, in the past, lasted for as long as several years.

Market risk - Market disruptions can adversely affect local and global markets as well as normal market conditions and operations. Any such disruptions could have an adverse impact on the value of the Replacement Fund’s investments and Replacement Fund performance.

Index replacement risk - The Replacement Fund reserves the right to substitute a different index for the index it currently tracks if the current index is discontinued, if the Replacement Fund’s agreement with the sponsor of its target index is terminated, or for any other reason determined in good faith by the Replacement Fund’s board of trustees. In any such instance, the substitute index would represent the same market segment as the current index.

Foreign securities risk - The Replacement Fund may invest in foreign securities to the extent necessary to carry out its investment strategy of holding all, or substantially all, of the stocks that make up the index it tracks. It is not expected that the Replacement Fund will invest more than 5% of its assets in foreign securities. To track its target index as closely as possible, the Replacement Fund attempts to remain fully invested in stocks.

Investing in derivatives - To help stay fully invested and to reduce transaction costs, the Replacement Fund may invest, to a limited extent, in derivatives, including equity futures. The Replacement Fund may also use derivatives such as total return swaps to obtain exposure to a stock, a basket of stocks, or an index. Generally speaking, a derivative is a financial contract whose value is based on the value of a financial asset (such as a stock, a bond, or a currency), a physical asset (such as gold, oil, or wheat), a market index, or a reference rate. Investments in derivatives may subject the Replacement Fund to risks different from, and possibly greater than, those of investments directly in the underlying securities or assets. The Replacement Fund will not use derivatives for speculation or for the purpose of leveraging (magnifying) investment returns.

An investment in the Replacement Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Original Fund:

An investment in the Original Fund could lose money over short or long periods of time. The Original Fund’s share price and total return could fluctuate within a wide range. The Original Fund is subject to the following risks, which could affect its performance:

Stock market risk - Overall stock prices could decline. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. The Original Fund’s target index tracks a subset of the U.S. stock market, which could cause the Original Fund to perform differently from the overall stock market. In addition, the Original Fund’s target index may, at times, become focused in stocks of a particular market sector, which would subject the Original Fund to proportionately higher exposure to the risks of that sector.

Investment style risk - Returns from large-capitalization stocks could trail returns from the overall stock market. Large-cap stocks tend to go through cycles of doing better - or worse - than other segments of the stock market or the stock market in general. These periods have, in the past, lasted for as long as several years.

Market risk - Market disruptions can adversely affect local and global markets as well as normal market conditions and operations. Any such disruptions could have an adverse impact on the value of the Original Fund’s investments and Original Fund performance.

Index replacement risk - The Original Fund reserves the right to substitute a different index for the index it currently tracks if the current index is discontinued, if the Original Fund’s agreement with the sponsor of its target index is terminated, or for any other reason determined in good faith by the Original Fund’s board of trustees. In any such instance, the substitute index would represent the same market segment as the current index.

Foreign securities risk - The Original Fund may invest in foreign securities to the extent necessary to carry out its investment strategy of holding all, or substantially all, of the stocks that make up the index it tracks. It is not expected that the Original Fund will invest more than 5% of its assets in foreign securities. To track its target index as closely as possible, the Original Fund attempts to remain fully invested in stocks.

Investing in derivatives - To help stay fully invested and to reduce transaction costs, the Original Fund may invest, to a limited extent, in derivatives, including equity futures. The Original Fund may also use derivatives such as total return swaps to obtain exposure to a stock, a basket of stocks, or an index. Generally speaking, a derivative is a financial contract whose value is based on the value of a financial asset (such as a stock, a bond, or a currency), a physical asset (such as gold, oil, or wheat), a market index, or a reference rate. Investments in derivatives may subject the Original Fund to risks different from, and possibly greater than, those of investments directly in the underlying securities or assets. The Original Fund will not use derivatives for speculation or for the purpose of leveraging (magnifying) investment returns.

An investment in the Original Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

6.	Portfolio Holdings*

Stock	Original Fund	Replacement Fund
Apple Inc.	6.70%	6.70%
Microsoft Corp	5.60%	5.60%
Amazon.com Inc.	4.40%	4.30%
Alphabet Inc.	3.40%	3.40%
Facebook Inc.	2.00%	2.00%
Tesla Inc.	1.90%	1.90%

Berkshire Hathaway Inc.	1.40%	1.40%
Johnson & Johnson	1.40%	1.40%
JPMorgan Chase & Co.	1.20%	1.20%
Visa Inc.	1.00%	1.00%

*	Top 10 equity holdings as of January 31, 2021

7.	Fees and Expenses*

	Management Fees	12b-1 Fees	Administrative Fees	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Original Fund	0.03%	None	None	0.01%	0.04%	None	0.04%
Replacement Fund	0.02%	None	None	None	0.02%	None	0.02%

*	As of April 28, 2020

8.	Assets, Expense Ratios and Past Performance*

	Net Assets (billions)	Net Expense Ratio	1 Year	5 Years	10 Years
Original Fund	$630.7	0.04%	17.21%	16.12%	13.47%
Replacement Fund	$255.9	0.02%	17.26%	16.15%	13.50%

*	As of January 31, 2021

D.	Implementing the Proposed Substitution

To effectuate the Substitution, the Applicants have developed and propose to follow the procedures set forth below.

1.	Distribution of Prospectus Supplements.

The proposed Substitution requested in this Application will be described in a supplement to the Contracts’ prospectuses (the “Supplement”), which Supplement will be filed with the Commission pursuant to Rule 497(e) and delivered to all affected Contract Owners at least 30 days before the “Substitution Date,” which is the date on which the Substitution will occur. The Applicants will execute the Substitution as soon as practicable following the issuance of the requested order in connection with this Application.

The Supplement will advise Contract Owners that, from the date of the Supplement until the Substitution Date, Contract Owners are permitted to transfer their Contract values out of the Original Fund’s sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contract.

The Supplement also will (1) instruct Contract Owners how to submit transfer requests in light of the proposed Substitution, (2) advise Contract Owners that any Contract value remaining in the Original Fund’s sub-account on the Substitution Date will be transferred to the Replacement Fund’s sub-account, (3) advise Contract Owners that the Substitution will take place at relative net asset value, (4) inform Contract Owners that, for a period beginning at least 30 days before the Substitution Date through at least

30 days following the Substitution Date, the Insurance Company will permit Contract Owners to make transfers of Contract value out of the Replacement Fund’s sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contract, and (5) inform Contract Owners that, except in connection with market timing/short-term trading policies and procedures as disclosed in the Contracts’ prospectuses, the Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of the Replacement Fund for at least 30 days after the Substitution Date.

All of the affected Contract Owners will receive the Supplement and the prospectus for the Replacement Fund at least 30 days before the Substitution Date. New purchasers of the Contracts will be provided the Supplement, the applicable Separate Account prospectus and the prospectus for the Replacement Fund in accordance with all applicable legal requirements.

2.	Confirmation Statements.

In addition to the Supplement distributed to Contract Owners, within five business days after the Substitution Date, Contract Owners whose assets are allocated to the Replacement Fund as part of the Substitution (“Affected Contract Owners”) will be sent a written confirmation that will include: (1) a confirmation that the Substitution was carried out as previously notified, (2) a notice reiterating the information set forth in the Supplement, and (3) the values of the Contract Owners’ positions in the Original Fund before the Substitution and the Replacement Fund after the Substitution.

3.	Redemption and Purchase of Shares.

Applicants will effect the Substitution after the issuance of the requested order by the SEC. As of the Substitution Date, shares of the Original Fund will be redeemed for cash. The Insurance Company, on behalf of the Separate Account, will simultaneously place a redemption request with the Original Fund and a purchase order with the Replacement Fund so that the purchase of the Replacement Fund’s shares will be for the exact amount of the redemption proceeds. Thus, the Contract values will remain fully invested at all times. The proceeds of the redemption will be used to purchase the appropriate number of shares of the Replacement Fund.

4.	Substitution Expenses.

The Substitution will take place at the relative net asset values of the respective shares (in accordance with Section 22(c) of the Investment Act of 1940 and Rule 22c-1 thereunder) without the imposition of any transfer or similar charges by Applicants. The Substitution will be effected with no change in the amount of any Affected Contract Owner’s account value or death benefit, or in the dollar value of any Affected Contract Owner’s investment in the Separate Account. No brokerage commissions, fees or other remuneration will be paid by Affected Contract Owners in connection with the Substitution. The transaction comprising the Substitution will be consistent with the protection of investors and with the general purposes of the 1940 Act.

Because the Substitution will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the Substitution, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the Substitution. The effect the Substitution may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of the Original Fund and Replacement Fund, which Applicants cannot predict. Nevertheless, at the time of the Substitution, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

The Substitution will not result in an increase in contract fees and expenses, including mortality and expense risk fees and administration fees charged by the Separate Account. Additionally, the Substitution of the Replacement Fund in place of the Original Fund will result in decreased net expense ratios.

The Insurance Company has agreed that it or an affiliate will bear all expenses incurred in connection with the Substitution, including legal and accounting fees, any applicable brokerage expenses and other fees and expenses. In addition, the Substitution will not result in adverse tax consequences to Affected Contract Owners and will not alter any tax benefits associated with the Contracts and no tax liability will arise for the Affected Contract Owners as a result of the Substitution.

5.	State Approval

The Insurance Company will seek approval of the Substitution from any state insurance regulators whose approval may be necessary or appropriate. As such, we will request approval from one state (New York) for the limited purpose of updating the Separate Account’s Plan of Operation to reflect the replacement of the Original Fund with the Replacement Fund. We will make such request when the Commission issues an order pursuant to Section 26(c) approving the proposed Substitution.

IV.    REQUEST FOR ORDER OF APPROVAL UNDER SECTION 26(c)

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitution by the Insurance Company, replacing shares of the Original Fund with shares of the Replacement Fund, as described in this Application.

A.	Applicable Law

Section 26(c) of the 1940 Act provides that it shall be unlawful for the depositor of a registered unit investment trust holding the security of a single issuer to substitute another security for such security without Commission approval. Section 26(c) also provides that the Commission shall issue an order approving such a substitution “if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”

The Separate Account is registered as a unit investment trust, and invests dedicated sub-accounts in the securities of 64 single issuers, including the Original Fund. The Insurance Company is the depositor of the Separate Account and desires to replace the securities of the Original Fund with securities of the Replacement Fund, as described in this Application. As such, the proposed Substitution is covered by Section 26(c). The Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed Substitution.

Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions that could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from the initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.6 The section was designed to forestall the ability of a depositor to present holders of an interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption.

For the reasons described below, the Applicants submit that the Substitution meets the standards set forth in Section 26(c) and that, if implemented, the Substitution would not raise any of the

[6]	House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

aforementioned concerns that Congress intended to address when the Act was amended to include this provision. In addition, the Applicants submit that the proposed Substitution meets the standards that the Commission and its staff have applied to substitutions that have been approved in the past.7

B.	Basis for a Section 26(c) Order

As indicated in Section II.B of this Application, the Insurance Company has reserved the right to substitute shares of another underlying mutual fund for one of the current underlying mutual funds offered as an investment option under the Contracts. The Contract policy forms and prospectuses disclose this right. The Insurance Company reserved this right of substitution to protect itself and the Contract Owners in situations where either might be harmed or put at a disadvantage by the Separate Account continuing to offer a particular underlying mutual fund as an investment option under the Contracts. Due to a critical need to meet client demand for a comparable funding option with the least expensive (Institutional Plus) share class on the Vanguard platform, Applicants propose to replace shares of the Original Fund with shares of the Replacement Fund.

The Substitution of the Replacement Fund in place of the Original Fund does not entail any of the abuses that Section 26(c) was designed to prevent. Unlike a traditional unit investment trust where a depositor could only substitute an investment security in a manner which permanently affected all the investors in trust, the Contracts provide each Contract Owner with the right to exercise his or her own judgment and transfer account values into other sub-accounts. Each Contract offers 64 sub-accounts, and 64 sub-accounts will be available in the Contracts after the Substitution. Contract Owners with interests in the Original Fund’s sub-account (the “Affected Contract Owners”) will have the opportunity to transfer amounts out of the affected sub-account into any of the remaining sub-accounts without cost or other disadvantage. The Substitution, therefore, will not result in the type of costly forced redemptions that
Section 26(c) was designed to prevent.

[7]

See, e.g., the following applications approved by the Commission under Section 26(c) for which none of the replacement funds were affiliated with the applicant(s): American Fidelity Assurance Company, et al., Rel. No. IC-33309 (Nov. 29, 2018) (Notice), Rel. No. IC-33345 (Jan. 28, 2019) (Order), File No. 812-14822; The Guardian Insurance & Annuity Company, Inc., et al., Rel. No. IC-31958 (Jan. 15, 2016) (Notice), Rel. No. IC-31993 (Feb. 10, 2016) (Order), File No. 812-14449; Horace Mann Life Insurance Company, et al., Rel. No. IC-31714 (July 13, 2015) (Notice), Rel. No. IC-31744 (Aug. 7, 2015) (Order), File No. 812-14336; Pacific Life Insurance Company, et al., Rel. No. IC-31451 (Feb. 9, 2015) (Notice), Rel. No. IC-31499 (Mar. 6, 2015) (Order), File No. 812-14359; American Fidelity Assurance Company, et al., Rel. No. IC-31217 (Aug. 19, 2014) (Notice), Rel. No. IC-31251 (Sept. 16, 2014) (Order), File No. 812-14288; Ameritas Life Insurance Corp., et al., Rel. No. IC-30764 (Oct. 25, 2013) (Notice), Rel. No. IC-30787 (Nov. 15, 2013) (Order), File No. 812-14189; Pacific Life Insurance Company, et al., Rel. No. IC-30744 (Oct. 17, 2013) (Notice), Rel. No. IC-30777 (Nov. 8, 2013) (Order), File No. 812-14141; The Northwestern Mutual Life Insurance Company, et al., Rel. No. IC-30671 (Aug. 22, 2013) (Notice), Rel. No. IC-30690 (Sept. 18, 2013) (Order), File No. 812-14128; American Family Life Insurance Company, et al., Rel. No. IC-30564 (June 20, 2013) (Notice), Rel. No. IC-30601 (July 16, 2013) (Order), File No. 812-14109.

See also, e.g., the following applications approved by the Commission under Section 26(c) for which some or all of the replacement funds were affiliated with the applicant(s): Mutual of America Life Insurance Company, et al., Rel. No. IC- 33654 (Oct. 2, 2019) (Notice), Rel. No. IC-33679 (Oct. 29, 2019) (Order), File No. 812-15033; The Guardian Insurance & Annuity Company, Inc., et al., Rel. No. IC-33566 (July 23, 2019) (Notice), Rel. No. IC-33594 (Aug. 20, 2019) (Order), File No. 812-14911; Voya Retirement Insurance and Annuity Company, et al., Rel. No. IC-33554 (July 15, 2019) (Notice), Rel. No. IC-33586 (Aug. 9, 2019) (Order), File No. 812-14856; AXA Equitable Life Insurance Company, et al., Rel. No. IC-33201 (Aug. 15, 2018) (Notice), Rel. No. IC-33224 (Sept. 11, 2018) (Order), File No. 812-14831; The Guardian Insurance & Annuity Company, Inc., et al., Rel. No. IC-32967 (Jan. 10, 2018) (Notice), Rel. No. IC-33003 (Feb. 7, 2018) (Order), File No. 812-14714; Commonwealth Annuity and Life Insurance Company, et al., Rel. No. IC-32615 (Apr. 27, 2017) (Notice), Rel. No. IC- 32644 (May 23, 2017) (Order), File No. 812-14646; Transamerica Life Insurance Company, et al., Rel. No. IC-32574 (Mar. 24, 2017) (Notice), Rel. No. IC-32603 (Apr. 19, 2017) (Order), File No. 812-14490; Allianz Life Insurance Company of North America, et al., Rel. No. IC-32207 (Aug. 3, 2016) (Notice), Rel. No. IC-32242 (Aug. 29, 2016) (Order), File No. 812-14580; New York Life Insurance and Annuity Corporation, et al., Rel. No. IC-32193 (July 26, 2016) (Notice), Rel. No. IC-32227 (Aug. 23, 2016) (Order), File No. 812-14589.

The review of potential replacement funds on the Vanguard platform with institutional class shares for the Original Fund involved an evaluation of investment performance, the investment process, and the investment teams responsible for the management of each fund, with a view to past performance as well as future performance expectations, and comparisons of the investment performance with that of peer funds in the marketplace. The Applicants also examined the operating expenses of each fund and how those expenses compared with peer funds or benchmarks. Additionally, the Applicants considered the reputation of the fund company in the industry.

The proposed Substitution and the selection of the Replacement Fund were not motivated by any financial consideration paid or to be paid to the Insurance Company or its affiliates by the Replacement Fund, its investment advisor or underwriter, or their affiliates.

After evaluating available options on the Vanguard platform, the Applicants concluded that the Replacement Fund was the best option to replace the Original Fund for the reasons set forth below. The Replacement Fund and the Original Fund are substantially similar (indeed, substantially identical) with respect to their investment objectives and principal investment strategies and risks, making the Replacement Fund an appropriate candidate as a substitute for the Original Fund. The Replacement Fund and the Original Fund both seek to track the performance of the S&P 500 Index by investing all, or substantially all, of their assets in stocks that make up the index, holding each stock in approximately the same proportion as the index. They are also subject to substantially identical principal risks and are managed by the same investment advisor and portfolio managers. The Insurance Company considered the performance history of the Original Fund and the Replacement Fund and determined that no contract holder would be materially adversely affected as a result of the Substitution.

The Substitution will not result in an increase in contract fees and expenses, including mortality and expense risk fees and administration fees charged by the Separate Account. Additionally, the Substitution of the Replacement Fund in place of the Original Fund will result in decreased net expense ratios for investors in the Replacement Fund. Thus, the Substitution protects the Contract Owners who are invested in the Replacement Fund by providing a replacement fund that (1) is substantially similar to the Original Fund, and (2) reduces net operating expenses.

As a result of the need to meet client demand for a comparable funding option from the Vanguard platform with the least expensive (Institutional Plus) share class, Applicants propose to replace shares of the Original Fund with shares of the Replacement Fund, a fund with investment objectives and policies substantially similar to the Original Fund. Accordingly, the proposed Substitution is consistent with the protection of Contract Owners and the purposes fairly intended by the policy and provisions of the Act and, thus, meets the standards necessary to support an order pursuant to Section 26(c) of the Act.

The Separate Account Contracts provide Contract Owners with investment discretion to allocate and reallocate their Contract values among the available sub-accounts that invest in the underlying mutual fund investment options. This flexibility provides the Separate Account Contract Owners with the ability to reallocate their assets at any time – either before the Substitution Date or after the Substitution Date – if they do not wish to invest in the Replacement Fund. As such, the likelihood of a Contract Owner being invested in an undesired underlying mutual fund is minimized because the Contract Owners are able to select from 64 investment options that have a full range of investment objectives, investment strategies and managers. After the Substitution, 64 investment options will be offered under the Separate Account Contracts. The Substitution, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.

The proposed Substitution is designed to provide Contract Owners with the foregoing benefits while enabling them to continue their investment in a substantially similar investment option without interruption and at no additional cost to them. The Insurance Company and its affiliates have agreed to bear the expenses incurred in connection with the Substitution and related filings and notices, including legal, accounting, brokerage and other fees and expenses. The Substitution will not increase Contract fees and expenses, including mortality and expense risk fees and administration fees charged to the Separate Account.

The replacement of the Original Fund with the Replacement Fund is consistent with the protection of Contract Owners and the purposes fairly intended by the policy and provisions of the Act and, thus, meets the standards necessary to support an order pursuant to Section 26(c) of the Act. Section III.C compares the basic characteristics of the Replacement Fund and the Original Fund, demonstrating that the Substitution will provide Contract Owners with a comparable investment vehicle which will not circumvent Contract Owner-initiated decisions and the Insurance Company’s obligations under the Contracts, and will enable Contract Owners to continue to use the full range of applicable Contract features as they currently use them. The Substitution will have no impact on either (i) the Contract Owners’ rights or privileges under the Contracts or (ii) the Insurance Company’s obligations under the Contracts.

C.	Request for an Order

The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitution. The Applicants submit that, for all the reasons stated above, the proposed Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants hereby state that written and oral communications regarding this Application should be directed to the individuals and addresses indicated on the cover page of this Application.

V.    CONDITIONS TO RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.

The Substitution will not be effected unless the Insurance Company determines that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitution can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitution.

2.

The Insurance Company or its affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Affected Contract Owners to effect the Substitution. The proposed Substitution will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the proposed Substitution than before the proposed Substitution.

3.

The Substitution will be effected at the relative net asset values of the respective shares of the Replacement Fund in conformity with Section 22(c) of the Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Substitution will be effected without change in the amount or value of any Contracts held by Affected Contract Owners.

4.

The Substitution will in no way alter the tax treatment of Affected Contract Owners in connection with their Contracts, and no tax liability will arise for Affected Contract Owners as a result of the Substitution.

5.

Affected Contract Owners will be permitted to make at least one transfer of Contract value from the sub-account investing in the Original Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short- term trading provisions of the relevant prospectus, the Applicants will not exercise any right they may have under the Contracts to impose restrictions on transfers between the sub-accounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

6.

All Affected Contract Owners will be notified via the Supplement at least 30 days before the Substitution Date about: (a) the intended substitution of the Original Fund with the Replacement Fund; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 5 above. In addition, the Applicants will deliver to all Affected Contract Owners, at least 30 days before the Substitution Date, a prospectus for the Replacement Fund.

7.

The Applicants will deliver to each Affected Contract Owner within five business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Supplement; and (c) the values of the Contract Owners’ positions in the Original Fund before the Substitution and the Replacement Fund after the Substitution.

8.

Applicants and their affiliates will not receive, for three years from the Substitution Date, any direct or indirect benefits from the Replacement Fund, their investment advisors or underwriters (or their affiliates) in connection with assets attributable to Contracts affected by the Substitution at a higher rate than they had received from the Original Fund, its investment advisors or underwriters (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

9.	The obligations of the Insurance Company and the rights of Affected Contract Owners under the Contracts will not be altered in any way.

VI.    AUTHORIZATIONS

The business and affairs of the Separate Account, as a unit investment trust, are conducted by the Insurance Company, as depositor. Under the Charter and By-Laws of the Insurance Company, its business and affairs are to be conducted by its Board of Trustees. The Insurance Company’s Board of Trustees has the authority to approve the Substitution.

In accordance with the Insurance Company’s Charter and By-Laws, resolutions were adopted by a vote of the Insurance Company’s Board of Trustees approving the Substitution and authorizing the Insurance Company’s appropriate officers to make the necessary SEC and other regulatory filings in connection with the Substitution. Please see the Board of Trustees’ approval in Exhibit 1.

All requirements of the governing documents of the Applicants have been complied with in connection with the execution and filing of this Application, and each person signing the Application is fully authorized to do so.

SIGNATURE PAGE

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA has authorized this Amended and Restated Application to be duly signed on behalf of itself and the Separate Account in the State of New York on February 26, 2021.

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA TIAA SEPARATE ACCOUNT VA-3

By:	TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

By:	/s/ Liza Tyler
Name:	Liza Tyler
Title:	Senior Managing Director, Lifetime Income

VERIFICATION

The undersigned verifies under oath that (1) she has duly executed the attached Amended and Restated Application for an Order of Approval pursuant to Section 26(c) of the Investment Company Act of 1940 for and on behalf of Teachers Insurance and Annuity Association of America (the “Insurance Company”) and its separate account – TIAA Separate Account VA-3, (2) she is the Senior Managing Director, Lifetime Income, of the Insurance Company, and (3) all actions by the members of the Insurance Company’s Board of Trustees and other bodies necessary to authorize her to execute and file this Application have been taken.

The undersigned further verifies that she is familiar with the Application and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.

Date: February 26, 2021

By:	/s/ Liza Tyler
Name:	Liza Tyler
Title:	Senior Managing Director, Lifetime Income

ADDITIONAL INFORMATION

More information about the Vanguard Institutional Index Fund can be found in that fund’s Summary Prospectus. You also may obtain a full prospectus, statement of additional information and other information about the Vanguard Institutional Index Fund free of charge by contacting us.

Exhibit 1

Resolutions

Filing of the Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940

TIAA Separate Account VA-3

July 9, 2020

WHEREAS, Teachers Insurance and Annuity Association of America (“TIAA”) and TIAA Separate Account VA-3 (the “Separate Account”) seek an order from the Securities and Exchange Commission (the “SEC”), pursuant to Section 26(c) of the Investment Company Act of 1940, permitting the substitution of securities issued by a registered investment company currently held by the Separate Account, which is among those that support the Separate Account’s variable annuity contracts that are issued by TIAA (the “Substitution”); and

WHEREAS, TIAA is the depositor and sponsor of the Separate Account, which is a registered investment company with the SEC; and

WHEREAS, TIAA and the Separate Account propose to replace shares of the Vanguard 500 Index Fund (“Original Fund”) with shares of the Vanguard Institutional Index Fund (“Replacement Fund”); and

WHEREAS, the officers of TIAA have prepared an application for an order of approval to substitute the Original Fund with the Replacement Fund, a copy of which has been previously provided to each member of the Board;

NOW, THEREFORE, BE IT RESOLVED, that the application for a Substitution, and the filing thereof with the SEC, in substantially the form previously provided to the Board, with such changes, additions, amendments and modifications thereto as any authorized officer of TIAA may approve, such approval to be conclusively evidenced by the filing thereof with the SEC, be, and it hereby is, approved; and

FURTHER RESOLVED, that any amendment to the application for a Substitution which may be required to be filed with the SEC from time to time, with such changes, additions and modifications to the application as any authorized officer of TIAA may approve, such approval to be conclusively evidenced by the filing thereof with the SEC, be, and any such amendment hereby is, approved; and

FURTHER RESOLVED, that any officer of TIAA be, and each of them hereby is, authorized, on behalf of TIAA, to do and perform or cause to be done and performed, in the name of TIAA, such acts and to pay or cause to be paid by TIAA such costs and expenses, and to execute and deliver or cause to be executed and delivered by or on behalf of TIAA such notices, requests, demands, directions, consents, approvals, orders, applications, certificates, agreements, amendments, further assurances or other instruments or communications as they may deem necessary or advisable in order to carry into effect the intent of the foregoing resolutions, or to comply with the requirements of the filings and documents approved and authorized by the foregoing.